AURIGA USA, LLC

(A Wholly Owned Subsidiary of Auriga Services, LLC)

Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities:		
Net income	$	820,598
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation and amortization		961
Change in operating assets and liabilites:		
Increase in receivable from broker		(6,841,940)
Decrease in due from affiliates		140,786
Increase in securities owned, at fair value		(1,342,811)
Increase in other assets		(309,840)
Increase in accounts receivables		(60,950)
Increase in securities sold, not yet purchased, at fair value		5,361,676
Decrease in derivative contracts, at fair value		(2,813)
Increase in compensation payable		550,636
Decrease in due to affiliates		(1,192,850)
Increase in accounts payable and accrued expenses		244
Net cash used in operating activites		(2,876,303)
Cash flows from financing activities		
Securities sold under an agreement to repurchase		3,661,774
Capital contributions		250,000
Distributions to member		(1,035,000)
Net cash provided by financing activites		2,876,774
Net change in cash and cash equivalents		471
Cash and cash equivalents, beginning of year		1,517,764
Cash and cash equivalents, end of year	$	1,518,235

SUPPLEMENTAL CASH FLOW DISCLOSURES:
    Cash paid during the period for:

Income tax payments	—
Interest payments	998,486

See accompanying notes to financial statements.